SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma 222

Pisos 20 y 21

Colonia Juárez

06600 México, D.F.

December 11, 2012

VIA FEDERAL EXPRESS

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Satélites Mexicanos, S.A. de C.V.
Form	20-F for the Fiscal Year Ended
December	31, 2011 Filed April 27, 2012
File	No. 333-08880

VIA EDGAR

Dear Mr. Spirgel:

On behalf of Satélites Mexicanos, S.A. de C.V., a corporation organized and existing under the laws of Mexico (the “Registrant”), the following response is to the comments set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2012 (the “Comment Letter”) relating to the above-referenced Form 20-F for the Fiscal Year ended December 31, 2011 of the Registrant (the “Form 20-F”).

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Registrant’s response.

1.	Staff Comment:

Note 1.d. Satellites and equipment, page F-14

In light of the disclosure in Note 17 where you state that the remaining life of Satmex 5 is “0.94 years” and that the in-orbit insurance for Solidaridad 2 was not renewed primarily because “the satellite’s geostationary life ended in 2009”, please explain to us why you disclose an estimated useful life of 15 years for Satmex 5 and 14.5 years for Solidaridad 2.

Division of Corporate Finance

December 11, 2012

Registrant’s Response:

To enhance the understanding of the satellites’ lives and to be in accordance with the industry’s practices, the company decided to disclose both the original estimated useful life (as determined by the manufacturers) as well as the remaining useful life (as determined based on engineering computations, determined by internal specialist). We will make it clear in future filings whether we are referring to original useful lives or remaining useful lives.

To clarify we provide you with the following table:

Satellites in orbit	Launched dated	Commenced operations dates	Original estimated useful life	Inclined orbit	Remaining useful life as of December 31, 2011
Satmex 6	May 27, 2006	July 2006	15		9.5 years
Samtex 5	December 5, 1998	January 1999	15		0.94 years*
Solidaridad 2	October 7, 1994	November 1994	14.5	March 2008	Ended in 2009

*	Satmex 5 operates using the chemical propellant subsystem. Due to a the Xenon Ion Propulsion System (“XIPS”) failure that occurred during 2010, the estimated remaining life of the satellite was reduced and was 0.94 years as of December 31, 2011.

As of September 30, 2012 the book value of the Satmex 5 is zero.

2.	Staff Comment:

Note 7. Satellites and equipment, page F-20

Please provide us an analysis that identifies, for each satellite in orbit, the value reported on your balance sheet, the estimated useful life for purposes of calculating depreciation, and the amount of depreciation expense recorded by the successor registrant in 2011. Tell us the useful life you assumed when estimating the service capacity of the satellite for purposes of determining fair value in your push-down accounting, and compare this to the period over which the asset is being depreciated.

2

Division of Corporate Finance

December 11, 2012

Registrant’s Response:

Satmex’s current fleet (satellites in orbit) is comprised as follows (in thousands of U.S. dollars):

Satellites in orbit	Fair Value at May 26, 2011	Accumulated Depreciation	Value reported on Balance Sheet as of December 31, 2011	Estimated useful life for purposes of calculating depreciation as of May 26, 2011	Depreciation expenses recorded by the successor registrant in 2011
	[a]	[b]	=[a]-[b]	[c]	=(([a]/[c]/12)*7
Satmex 6	$174,637	$10,103	$164,534	10.08 years	$10,103
Samtex 5	21,788	9,532	12,256	1.33 years	9,532
Solidaridad 2	–	–	–	–	–

	$196,425	$19,635	$176,790		$19,635

In estimating the fair values of our satellites as of May 26, 2011, we determined the service capacity of our satellites to be equal to their remaining useful lives. Such lives were based on engineering computations, determined by internal specialists. Additionally, those lives became the useful lives of the satellites over which we calculate depreciation of the satellite. Therefore, the fair value and the useful lives, and thus the depreciation period, of our satellites are determined on similar basis.

3.	Staff Comment:

We note in the Risk Factor on page 10 that you “must replace Satmex 5 before the end of its useful life.” Explain to us how you intend to account for the net carrying value of the Satmex 5 satellite asset upon replacement by Satmex 8.

Registrant’s Response:

On May 26, 2011, the effective date of push down accounting, the remaining useful life of Satmex 5 was estimated based on engineering computations, determined by internal specialists. This useful life ended in September 30, 2012 for this reason as of such date, Satmex 5 has been fully depreciated and no longer has a carrying value.

4.	Staff Comment:

Since you have assigned the ATP-S7 to Alterna TV Corp, it is unclear why you continue to report the ATP advance payment for Satmex 7 of $2,600 as an asset. Please advise us.

Registrant’s Response:

As stated in Note 3 to the financial statements, Alterna’TV Corp. is a wholly-owned subsidiary of the Company, incorporated solely to contract the Satmex 7 satellite construction. Therefore, even though Satélites Mexicanos had assigned the ATP´s

Division of Corporate Finance

December 11, 2012

rights and obligations to Alterna’TV Corp., the advance payment for $2,600 should still be considered as an asset on a consolidated basis.

In responding to your comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this application and the information set forth herein, please do not hesitate to contact Randy Bullard at (305) 579-0532.

Division of Corporate Finance

December 11, 2012

Kindly acknowledge receipt of this letter and the enclosure by stamping the duplicate hereof and returning it in the enclosed envelope.

Very truly yours, SATELITES MEXICANOS, S.A. DE C.V.

/s/ Juan Antonio Garcia Gayou Facha
Juan Antonio Garcia Gayou Facha Chief Financial Officer

Enclosures

cc:

Patricio Northland

Chief Executive Officer

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, Pisos 20 y 21

Colonia Juárez

06600 México, D.F., México

Veronica Gutierrez Zamora Garcia

General Counsel

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, Pisos 20 y 21

Colonia Juárez

06600 México, D.F. México

Greenberg Traurig, P.A.

Attn: Randy Bullard

333 S.E. 2nd Avenue

Miami, Florida 33131